================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 4 - Final Amendment)
                                ----------------


                        THE PEAK TECHNOLOGIES GROUP, INC.
                            (Name of Subject Company)


                           KIRKWOOD ACQUISITION CORP.
                     an indirect wholly owned subsidiary of
                            MOORE CORPORATION LIMITED
                                    (Bidder)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    INCLUDING THE ASSOCIATED PREFERRED STOCK
                                 PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   0007046831
                      (CUSIP Number of Class of Securities)

                        -------------------------------

                              Joseph M. Duane, Esq.
                           Kirkwood Acquisition Corp.
                               275 N. Field Drive
                           Lake Forest, Illinois 60045
                                 (847) 615-6000
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                               -------------------


                                    Copy To:

                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100


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





          Moore Corporation Limited and Kirkwood Acquisition Corp. hereby amend and supplement their Tender Offer Statement (the "Statement") on Schedule 14D-1, originally filed on April 29, 1997, as amended, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of The Peak Technologies Group, Inc., a Delaware corporation (together with the associated preferred stock purchase rights).

          Item 6: Interest in Securities of the Subject Company

          The information set forth in the press release dated June 3, 1997, a copy of which is attached as Exhibit (a)(13), is incorporated herein by reference.

          Item 10: Additional Information

          The information set forth in the press release dated June 3, 1997, a copy of which is attached as Exhibit (a)(13), is incorporated herein by reference.

          Item 11: Material to be Filed as Exhibits

          (a)(13) Press Release issued by Moore on June 3, 1997.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 3, 1997


                                         MOORE CORPORATION LIMITED

                                         By:     /s/ JOSEPH M. DUANE, ESQ.
                                                 ------------------------------
                                         Name:   Joseph M. Duane, Esq.
                                         Title:  Vice President, Corporate
                                                 Development and General Counsel


                                         By:     /s/ STEPHEN A. HOLINSKI
                                                 -----------------------------
                                         Name:   Stephen A. Holinski
                                         Title:  Senior Vice President and
                                                 Chief Financial Officer


                                         KIRKWOOD ACQUISITION CORP.

                                         By:     /s/ JOSEPH M. DUANE, ESQ.
                                                 -------------------------------
                                         Name:   Joseph M. Duane, Esq.
                                         Title:  Director and President

                                  EXHIBIT INDEX

   (a)(13) Press Release issued by Moore on June 3, 1997.

                                                            Exhibit (a)(13)



                               MOORE NEWS RELEASE


                                                       Moore Corporation Limited
                                                       1 First Canadian Place
                                                       Toronto, Ontario
        Michael Barrett                                Canada M5X 1G5
        Corporate Communications                       Phone:   (416) 364-2600
        (416) 360-4774                                 Fax:     (416) 360-4767



                           MOORE COMPLETES PEAK MERGER



          Toronto, ONT -- June 3, 1997 -- Moore Corporation Limited announced the completion of a merger between its indirect wholly owned subsidiary, Kirkwood Acquisition Corp., and the Peak Technologies Group Inc., thus concluding Moore's acquisition of Peak.

          All outstanding shares of Peak not previously purchased in Moore's tender offer were converted into the right to receive the same $18.00 per share cash price paid in the tender offer.


                                       ###



          Moore Corporation Limited (TSE,ME,NYSE: MCL) is the leading global partner helping companies communicate through print and digital technologies. As the leading supplier of document formatted information, Moore designs, manufactures and delivers business communications products, services and solutions to customers. Founded in 1882, Moore has approximately 19,000 employees and over 100 manufacturing facilities serving customers in 47 countries. Sales in 1996 were US $2.5 billion. The Moore internet address is http://www.moore.com.